1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 22, 2009	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

SPIL announce to take impairment loss of NT$ 2,598 million

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Jan 22, 2009

Taichung, Taiwan, Jan 22, 2009—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced to take impairment loss of NT$ 2,598,269 thousand from holdings of ChipMos Technologies (Bermuda) Ltd. and Phoenix Precision Technology.

Following the impairment test pursuant to ROC SFAS No.34, the Company has decided to recognize an other-than-temporary impairment loss, totally approximately NT$ 2,598,269 thousand. Within this figure includes NT$ 2,143,973 thousand loss from ChipMos Technologies (Bermuda) Ltd. and NT$ 454,296 thousand loss from Phoenix Precision Technology.

As below, the impairment loss taken is based on the difference between the per share market price and the per share cost; while the per share book value of each company is higher than the per share cost.

This is a non-cash impairment loss and doesn’t have any impact on the working capital and cash flow of the Company. And all figures are unaudited and have not been reviewed by an independent accountant.

Investee	Cost/per share Dec 31, 08		Market price/per share Dec 31,08		Book value/per share Sept 30, 08
ChipMos Technologies ( Bermuda)	NT$ US$	184.29 dollar 5.58 dollar	NT$ US$	8.19 dollar 0.25 dollar	NT$ US$	242.69 dollar 7.53 dollar
Phoenix Precision Technology	NT$	11.93 dollar	NT$	8.01 dollar	NT$	15.55 dollar

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